U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 10-Q

/X/ Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Quarterly Period Ended June 30, 2007

Or

/ / Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From __________ to ___________
______________________________

Commission File Number 0-7406
______________________________

PrimeEnergy Corporation
(Exact name of registrant as specified in its charter)

Delaware 84-0637348
(State or other jurisdiction of incorporation or organization) (IRS employer identification number)

One Landmark Square, Stamford, Connecticut 06901
(Address of principal executive offices)

(203) 358-5700
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to so such filings required for the past 90 days. Yes [X]   No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act). (Check One). Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]
The number of shares outstanding of each class of the Registrant's Common Stock as of August 9, 2007, was: Common Stock, $0.10 par value, 3,160,281 shares.

PrimeEnergy Corporation Consolidated Balance Sheets June 30, 2007 and December 31, 2006
	June 30, 2007 (Unaudited)	December 31, 2006 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$13,251,000	$24,653,000
Restricted cash and cash equivalents	2,951,000	2,528,000
Accounts receivable, net	26,169,000	32,970,000
Due from related parties	266,000	655,000
Prepaid expenses	3,634,000	1,269,000
Derivative contracts	2,605,000	6,085,000
Inventory at cost	4,046,000	3,521,000
	----------------	----------------
Total current assets	59,922,000	71,681,000
	---------------	---------------
Property and equipment, at cost
Oil and gas properties (successful efforts method), net	251,895,000	211,740,000
Field service equipment and other, net	8,424,000	7,442,000
	----------------	----------------
Net property and equipment	260,319,000	219,182,000
	---------------	----------------

Other assets	469,000	729,000
	---------------	---------------
Total assets	$313,710,000	$291,592,000
	---------------	---------------

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation Consolidated Balance Sheets June 30, 2007 and December 31, 2006
	June 30, 2007 (Unaudited)	December 31, 2006 (Audited)
LIABILITIES and STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$47,989,000	$42,658,000
Current portion of asset retirement and other long- term obligations	4,394,000	314,000
Current portion of deferred taxes liability	--	1,961,000
Accrued liabilities	7,127,000	22,030,000
Due to related parties	458,000	477,000
	---------------	----------------
Total current liabilities	59,968,000	67,440,000

Long-term bank debt	161,615,000	136,460,000
Asset retirement obligations	6,823,000	6,314,000
Derivative liability long-term	349,000	--
Deferred income taxes	28,093,000	25,367,000
	---------------	----------------
Total liabilities	256,848,000	235,581,000
	---------------	----------------

Minority Interest	1,313,000	1,313,000
	---------------	----------------
Stockholders' equity:
Preferred stock, $.10 par value,
authorized 5,000,000 shares, none issued	--	--
Common stock, $.10 par value, authorized
10,000,000 shares; issued 7,694,970 in 2007 and 2006	769,000	769,000
Paid in capital	11,024,000	11,024,000
Retained earnings	72,855,000	66,908,000
Accumulated other comprehensive income	1,263,000	3,976,000
	---------------	----------------
	85,911,000	82,677,000

Treasury stock, at cost, 4,521,649 common shares
at 2007 and 4,478,145 common shares at 2006	(30,362,000)	(27,979,000)
	---------------	----------------
Total stockholders' equity	55,549,000	54,698,000
	---------------	---------------
Total	$313,710,000	$291,592,000
	=========	=========

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation Consolidated Statements of Operations Six Months Ended June 30, 2007 and 2006 (unaudited)
	2007	2006
Revenue:
Oil and gas sales	$47,672,000	$31,670,000
Field service income	11,782,000	9,806,000
Administrative overhead fees	4,812,000	4,709,000
Interest and other income	583,000	215,000
	----------------	----------------
Total revenue	64,849,000	46,400,000
	----------------	----------------
Costs and expenses:
Lease operating expense	14,797,000	9,596,000
Field service expense	9,050,000	7,581,000
Depreciation, depletion and amortization	20,600,000	7,291,000
General and administrative expense	6,790,000	6,681,000
Exploration costs	419,000	596,000
	----------------	----------------
Total costs and expenses	51,656,000	31,745,000
	----------------	----------------
Income from operations	13,193,000	14,655,000
Interest expense	4,512,000	661,000
Gain on sale and exchange of assets	611,000	104,000
	----------------	----------------
Net income before income taxes	9,292,000	14,098,000

Provision for income taxes	3,345,000	4,800,000
	----------------	----------------
Net income	$5,947,000	$9,298,000
	=========	=========

Basic income per common share	$1.86	$2.82

Diluted income per common share	$1.50	$2.29

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation Consolidated Statements of Operations Three Months Ended June 30, 2007 and 2006 (unaudited)
	2007	2006
Revenue:
Oil and gas sales	$27,343,000	$16,211,000
Field service income	5,895,000	5,141,000
Administrative overhead fees	2,482,000	2,197,000
Interest and other income	391,000	99,000
	----------------	----------------
Total revenue	36,111,000	23,648,000
	----------------	----------------
Costs and expenses:
Lease operating expense	8,244,000	4,825,000
Field service expense	4,499,000	3,779,000
Depreciation, depletion and amortization	12,910,000	3,974,000
General and administrative expense	3,680,000	3,317,000
Exploration costs	58,000	49,000
	----------------	----------------
Total costs and expenses	29,391,000	15,944,000
	----------------	----------------
Income from operations	6,720,000	7,704,000
Interest expense	2,829,000	208,000
Gain on sale and exchange of assets	348,000	83,000
	----------------	----------------
Net income before income taxes	4,239,000	7,579,000

Provision for income taxes	1,526,000	2,259,000
	----------------	----------------
Net income	$2,713,000	$5,320,000
	=========	=========

Basic income per common share	$0.85	$1.61

Diluted income per common share	$0.69	$1.31

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation
Consolidated Statement of Stockholders' Equity
Six Months Ended June 30, 2007
(unaudited)

	Common Stock		Paid In	Retained	Accumulated Income Comprehensive	Treasury
	Shares	Amount	Capital	Earnings	Income/Loss	Stock	Total

Balance at December 31, 2005	7,694,970	$ 769,000	$ 11,024,000	$ 48,608,000	--	$ (20,665,000)	$ 39,736,000
Purchased 110,990 shares of
common stock						(7,314,000)	(7,314,000)
Net income				$ 18,300,000			18,300,000
Other comprehensive income, net of taxes					3,976,000		3,976,000
	-------------	---------	--------------	---------------	--------------	---------------	---------------
Balance at December 31, 2006	7,694,970	$ 769,000	$ 11,024,000	$ 66,908,000	$ 3,976,000	$ (27,979,000)	$ 54,698,000
Purchased 43,504 shares of
common stock						(2,383,000)	(2,383,000)
Net income				$ 5,947,000			5,947,000
Other comprehensive income(loss), net of taxes					(2,713,000)		(2,713,000)
	-------------	---------	--------------	--------------	--------------	--------------	---------------

Balance at June 30, 2007	7,694,000	$ 769,000	$ 11,024,000	$ 72,855,000	$ 1,263,000	$ (30,362,000)	$ 55,549,000
	=======	======	=========	========	=======	=========	=========

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation Consolidated Statements of Cash Flows Six Months Ended June 30, 2007 and 2006 (unaudited)
	2007	2006
Cash flows from operating activities:
Net income	$5,947,000	$9,298,000
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, depletion, amortization and accretion on discounted liabilities	20,600,000	7,819,000
Dry hole and abandonment expense	318,000	510,000
Gain on sale of properties	(611,000)	(104,000)
Stock based compensation expense	--	1,313,000
Provision for deferred income taxes	2,674,000	4,202,000

Changes in assets and liabilities:
(Increase) decrease in accounts receivable	6,800,000	369,000
(Increase) decrease in due from related parties	389,000	351,000
(Increase) decrease in inventories	2,506,000	(2,735,000)
(Increase) decrease in prepaid expenses and other assets	(522,000)	5,631,000
Increase (decrease) in accounts payable	(2,963,000)	(2,389,000)
Increase (decrease) in accrued liabilities	(28,000)	(3,002,000)
Increase (decrease) in due to related parties	(18,000)	(405,000)
	---------------	---------------
Net cash provided by operating activities:	35,092,000	20,858,000
	---------------	---------------
Cash flows from financing activities:
Capital expenditures, including exploration expense	(68,399,000)	(34,682,000)
Proceeds from sale of property and equipment	611,000	104,000
	---------------	---------------
Net cash used in investing activities	(67,788,000)	(34,578,000)
	---------------	---------------
Cash flows from financing activities:
Purchase of treasury stock	(2,382,000)	(2,652,000)
Increasing long term bank debt and other long term obligations f	65,285,000	67,115,000
Repayment in long term bank debt and other long term obligations	(41,609,000)	(39,235,000)
	---------------	---------------
Net cash provided by (used in) financing activities	21,294,000	25,228,000
	---------------	---------------
Net increase in cash and cash equivalents	(11,402,000)	11,508,000

Cash and cash equivalents at the beginning of the period	24,653,000	11,119,000
	--------------	--------------
Cash and cash equivalents at the end of the period	$13,251,000	$22,627,000
	=========	=========

See accompanying notes to the consolidated financial statements.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(1) Interim Financial Statements:

The accompanying consolidated financial statements of PrimeEnergy Corporation, with the exception of the consolidated balance sheet at December 31, 2006, have not been audited by independent public accountants. In the opinion of management, the accompanying financial statements reflect all adjustments necessary to present fairly our financial position at June 30, 2007 and our income and cash flows for the six and three months ended June 30, 2007 and 2006. All such adjustments are of a normal recurring nature. Certain amounts presented in prior period financial statements have been reclassified for consistency with current period presentation. The results for interim periods are not necessarily indicative of annual results.

Recently Issued Accounting Pronouncements

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is "effectively," rather than the previously required "ultimately," settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The Company has adopted FSP No. FIN 48-1 and no retroactive adjustments are necessary.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39," to amend FIN 39, "Offsetting of Amounts Related to Certain Contracts." The terms "conditional contracts" and "exchange contracts" used in FIN 39 have been replaced with the more general term "derivative contracts." In addition, FSP No. FIN 39-1 permits the offsetting of recognized fair values for the right to reclaim cash collateral or the obligation to return cash collateral against fair values of derivatives under certain circumstances, such as under master netting arrangements. Additional disclosure is also required regarding a Company's accounting policy with respect to offsetting fair value amounts. The guidance in FSP No. FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application allowed. The effects of initial adoption should be recognized as a change in accounting principle through retrospective application for all periods presented. The Company does not believe that the adoption of FSP No. FIN 39-1 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115," which permits companies to choose, at specified dates, to measure certain eligible financial instruments at fair value. The objective of this Statement is to reduce volatility in preparer reporting that may be

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

Recently Issued Accounting Pronouncements (continued)

caused as a result of measuring related financial assets and liabilities differently and to expand the use of fair measurements. The provisions of the Statement apply only to entities that elect to use the fair value option and to all entities with available-for-sale and trading securities. Additional disclosures are also required for instruments for which the fair value option is elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. No retrospective application is allowed, except for companies that choose to adopt early. At the effective date, companies may elect the fair value option for eligible items that exist at that date, and the effect of the first remeasurement to fair value must be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently evaluating what impact, if adopted, SFAS No. 159 may have on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a formal framework for measuring fair values of assets and liabilities in financial statements that are already required by United States generally accepted accounting principles (GAAP) to be measured at fair value. SFAS No. 157 clarifies guidance in FASB Concepts Statement (CON) No. 7 which discusses present value techniques in measuring fair value. Additional disclosures are also required for transactions measured at fair value. No new fair value measurements are prescribed, and SFAS No. 157 is intended to codify the several definitions of fair value included in various accounting standards. However, the application of this Statement may change current practices for certain companies. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact SFAS No. 157 may have on its financial position or results of operations.

(2) Significant Acquisitions, Dispositions and Property Activity

As more fully described in Note 8, the Company is committed to offer to repurchase the interests of the partners and trust unit holders in certain of the Partnerships. The Company purchased such interests in an amount totaling $167,000 for the six months ending June 30, 2007 and $526,000 for the year ending December 31, 2006. The Company's proportionate share of assets, liabilities and results of operations related to the interests in the Partnerships are included in the consolidated financial statements.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(3) Restricted Cash and Cash Equivalents:

Restricted cash and cash equivalents include $2,951,000 and $2,528,000 at June 30, 2007 and December 31, 2006, respectively, of cash primarily pertaining to undistributed royalty payments. There were corresponding accounts payable recorded at June 30, 2007 and December 31, 2006 for these liabilities.

(4) Additional Balance Sheet Information

Certain balance sheet amounts are comprised of the following:

	June 30, 2007	December 31, 2006
Accounts Receivable:
Joint Interest Billing	$10,848,000	$13,054,000
Trade Receivables	2,377,000	2,367,000
Oil and Gas Sales	11,627,000	8,764,000
Income Tax Receivable	377,000	3,023,000
Other	1,273,000	5,092,000
	---------------	----------------
	$26,502,000	$33,120,000
Less, Allowance for doubtful accounts	(333,000)	(150,000)
	--------------	----------------
	$26,169,000	$32,970,000
	=========	=========
Accounts Payable:
Trade	$39,031,000	$34,234,000
Royalty and other owners	6,987,000	6,232,000
Other	1,971,000	2,102,000
	----------------	----------------
Total	$47,989,000	$42,658,000
	=========	=========
Accrued Liabilities:
Compensation and related expenses	$3,348,000	$1,584,000
Property Cost	1,606,000	16,188,000
Income Tax	--	270,000
Other	2,173,000	3,988,000
	---------------	----------------
Total	$7,127,000	$22,030,000
	=========	=========

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(5) Property and Equipment:

Property and equipment at June 30, 2007 and December 31, 2006 consisted of the following:

	June 30,	December 31,
	2007	2006
Proved oil and gas properties, at cost	$344,678,000	$284,698,000
Unproved oil and gas properties, at cost	4,645,000	5,047,000
Less, accumulated depletion
And depreciation	(97,428,000)	(78,005,000)
	----------------	---------------
	$251,895,000	$211,740,000

Field service equipment and other	17,403,000	15,934,000
Less, accumulated depreciation	(8,979,000)	(8,492,000)
	----------------	---------------
	$8,424,000	$7,442,000
	----------------	---------------
Total net property and equipment	$260,319,000	$219,182,000
	=========	=========

Total interest costs incurred during the first half of 2007 was $6,434,000. Of this amount, the Company capitalized $1,922,000. Capitalized interest is included as part of the cost of oil and gas properties. The capitalized rates are based upon the Company's weighted-average cost of borrowings used to finance the expenditures.

(6) Long-Term Bank Debt:

The Company currently has credit facilities totaling $360 million, consisting of a $200 million credit facility through Guaranty Bank (the offshore facility) and a $160 million credit facility through a syndicate of banks led by Guaranty Bank (the onshore facility). The credit facilities mature in 2009. Availability under the credit facilities is based on the loan value assigned to Prime's oil and gas properties. At June 30, 2007, the borrowing base and outstanding balance were $89 million and $81.6 million, respectively, under the onshore credit facility at a weighted average interest rate of 7.66%. The borrowing base and outstanding balance on the offshore credit facility was $80 million, at a weighted average interest rate of 10.23%.

The determination of the Borrowing Base is made by the lenders taking into consideration the estimated value of Prime,s oil and gas properties in accordance with the lenders customary practices for oil and gas loans. This process involves reviewing Prime's estimated proved reserves and their valuation. The Borrowing Base is redetermined semi-annually, and the available borrowing amount could be increased or decreased as a result of such redeterminations. In addition, Prime and the lenders each have discretion at any time to have the Borrowing Base redetermined. A revision to

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(6) Long-Term Bank Debt continued:

Prime's reserves may prompt such a request on the part of the lenders, which could possibly result in a reduction in the Borrowing Base and availability under the credit facilities. If outstanding borrowings under either of the credit facilities exceed the applicable portion of the Borrowing Base, Prime would be required to repay the excess amount within a prescribed period. If we are unable to pay the excess amount, it would cause an event of default.

The credit facilities include terms and covenants that require the Company to maintain, as defined, a minimum current ratio, tangible net worth, debt coverage ratio and interest coverage ratio, and restrictions are placed on the payment of dividends and the amount of treasury stock the Company may purchase.

The credit facilities are collateralized by substantially all of the Company's assets. The Company is required to mortgage, and grant a security interest in, consolidated proved oil and gas properties. Prime also pledged the stock of several subsidiaries to the lenders to secure the credit facilities.

The combined average interest rates paid on outstanding borrowings subject to interest at the bank's base rate and on outstanding borrowings bearing interest based upon the LIBO rate were 8.89% during the first six months of 2007 as compared to 7.195% during the same period of 2006. Outstanding borrowings were $161,615,000 as of June 30, 2007 and $136,460,000 as of December 31, 2006.

(7) Other Long-Term Obligations and Commitments:

Operating Leases:

The Company has several non-cancelable operating leases, primarily for rental of office space, that have a term of more than one year.

Operating Leases
2007	287,000
2008	529,000
2009	525,000
2010	30,000
Thereafter	--
-----------------
Total minimum payments	$1,371,000
==========

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(7) Other Long-Term Obligations and Commitments continued:

Asset Retirement Obligation:

A reconciliation of our liability for plugging and abandonment costs for the six months ended June 30, 2007 and the year ended December 31, 2006 is as follows:

	June 30, 2007	December 31, 2006
Asset retirement obligation beginning of period	$6,440,000	$2,594,000
Liabilities incurred	328,000	3,033,000
Liabilities settled	(100,000)	(348,000)
Accretion expense	233,000	125,000
Change in estimate	6,000	1,036,000
	---------------	---------------
Asset retirement obligation end of period	$6,907,000	$6,440,000
	========	=========

The Company's liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive life of wells and our risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligation. Revisions to the asset retirement obligation are recorded with an offsetting change to producing properties, resulting in prospective changes to depreciation, depletion and amortization expense and accretion of discount. Because of the subjectivity of assumptions and the relatively long life of most of our wells, the costs to ultimately retire our wells may vary significantly from previous estimates.

Accretion expense is included in depreciation, depletion and amortization on the Company's consolidated statement of operations.

(8) Contingent Liabilities:

The Company, as managing general partner of the affiliated Partnerships, is responsible for all Partnership activities, including the drilling of development wells and the production and sale of oil and gas from productive wells. The Company also provides the administration, accounting and tax preparation work for the Partnerships, and is liable for all debts and liabilities of the affiliated Partnerships, to the extent that the assets of a given limited Partnership are not sufficient to satisfy its obligations. As of June 30, 2007, the affiliated Partnerships have established cash reserves in excess of their debts and liabilities and the Company believes these reserves will be sufficient to satisfy Partnership obligations.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(8) Contingent Liabilities continued:

The Company is subject to environmental laws and regulations. Management believes that future expenses, before recoveries from third parties, if any, will not have a material effect on the Company's financial condition. This opinion is based on expenses incurred to date for remediation and compliance with laws and regulations which have not been material to the Company's results of operations.

As a general partner, the Company is committed to offer to purchase the limited partners interest in certain of its managed Partnerships at various annual intervals. Under the terms of a partnership agreement, the Company is not obligated to purchase an amount greater than 10% of the total partnership interest outstanding. In addition, the Company will be obligated to purchase interests tendered by the limited partners only to the extent of one hundred fifty percent of the revenues received by it from such partnership in the previous year. Purchase prices are based upon annual reserve reports of independent petroleum engineering firms discounted by a risk factor. Based upon historical production rates and prices, management estimates that if all such offers were to be accepted, the maximum annual future purchase commitment would be less than $500,000.

(9) Stock Options and Other Compensation:

In May 1989, non-statutory stock options were granted by the Company to four key executive officers for the purchase of shares of common stock. At June 30, 2007 and 2006, options on 767,500 were outstanding and exercisable at prices ranging from $1.00 to $1.25.

(10) Related Party Transactions:

PrimeEnergy Management Corporation (PEMC) acts as the managing general partner, providing administration, accounting and tax preparation services for the Partnerships. Certain directors have limited and general partnership interests in several of these Partnerships. As the managing general partner in each of the Partnerships, PEMC receives approximately 5% to 15% of the net revenues of each Partnership as a carried interest in the Partnerships properties. As more fully described in Note 8, the Company is committed to offer to repurchase the interests of the partners and trust unit holders in certain of the Partnerships. The Company purchased such interests in an amount totaling $167,000 in the first half of 2007 and $526,000 in 2006.

Treasury stock purchases as of June 30, 2007 and for the year ended December 31, 2006, included shares acquired from related parties. Purchases from related parties include a total of 8,000 shares for a consideration of $440,000 in 2007 and for the year 2006 a total of 40,255 shares were purchased for a total consideration of $2,623,564.

The Partnership agreements allow PEMC to receive reimbursement for property acquisition and development costs and general and administrative overhead, incurred on behalf of the Partnerships.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(10) Related Party Transactions (continued):

Due to related parties primarily represents receipts collected by the Company as agent, for oil and gas sales net of expenses. The amount of such receipts due the affiliated Partnerships was $458,000 and $477,000 at June 30, 2007 and December 31, 2006, respectively.

Receivables from related parties consist of reimbursable general and administrative costs, lease operating expenses and reimbursement for property development and related costs. Due from related parties was $266,000 at June 30, 2007 and $655,000 at December 31, 2006.

(11) Derivative Instruments and Hedging Activity:

The Company periodically enters into derivative commodity instruments to hedge its exposure to price fluctuations on natural gas and crude oil production. At June 30, 2007, the Company had thirteen cash flow hedges open: six natural gas price swap arrangements and seven crude oil collar arrangement. At June 30, 2007, $2,256,000 ($1,263,000 net of tax) unrealized gain was recorded in Accumulated Other Comprehensive Income/ (Loss), along with a $2,605,000 short-term derivative asset and a $349,000 long-term derivative liability. The change in the fair value of derivatives designated as hedges that is effective is initially recorded to Accumulated Other Comprehensive Income/(Loss). The ineffective portion, if any, of the change in the fair value of derivatives designated as hedges, and the change in fair value of all other derivatives, is recorded currently in earnings as a component of Natural Gas Production and Crude Oil and Condensate Revenue, as appropriate.

Assuming no change in commodity prices, after June 30, 2007, the Company would expect to reclassify to the Statement of Operations, over the next 12 months, $1,667,200 in after-tax income associated with commodity hedges. This reclassification represents the net short-term receivable associated with open positions currently not reflected in earnings at June 30, 2007 related to anticipated 2007 and future year production.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(11) Derivative Instruments and Hedging Activity (continued):

At June 30, 2007, we had open crude oil price collar contracts covering our 2007 through 2009 production as follows:

	Crude Oil Price Collar
Contract Period	Volume In Mbbl	Weighted Average Price Floor/Ceiling/Third Tier (per Bbl)	Net Unrealized (Loss)/Gain (In thousands)
Third Quarter 2007	28	$65/ $79.25/ $100.00
Third Quarter 2007	38	$60/ $79.35
Fourth Quarter 2007	25	$65/ $79.25/ $100.00
Fourth Quarter 2007	57	$60/ $79.35
Year 2007	148		$ --
			=====
First Quarter 2008	23	$65/ $79.25/ $100.00
First Quarter 2008	51	$60/ $81.25
First Quarter 2008	15	$60/ $78
Second Quarter 2008	21	$65/ $79.25/ $100.00
Second Quarter 2008	51	$60/ $81.25
Second Quarter 2008	15	$60/ $78
Third Quarter 2008	20	$65/ $79.25/ $100.00
Third Quarter 2008	51	$60/ $81.25
Third Quarter 2008	15	$60/ $78
Fourth Quarter 2008	18	$65/ $79.25/ $100.00
Fourth Quarter 2008	51	$60/ $81.25
Fourth Quarter 2008	15	$60/ $78
Full Year 2008	346		$ --
			=====
First Quarter 2009	51	$60/ $81.25
First Quarter 2009	6	$60/ $77.75
Second Quarter 2009	17	$60/ $79.70
Second Quarter 2009	40	$60/ $77.40
Third Quarter 2009	57	$60/ $77.40
Fourth Quarter 2009	57	$60/ $77.40	$ --
Full Year 2009	228		=====

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(11) Derivative Instruments and Hedging Activity (continued):

At June 30, 2007, we had open natural gas price swap contracts covering our 2007 through 2009 production as follows:

	Natural Gas Price Swaps
Contract Period	Volume in MMBTU	Weighted Average Price (per MBTU)	Net Unrealized Gain(loss) (In thousands
Third Quarter 2007	860	$ 9.06	$ 1,417
Fourth Quarter 2007	1,025	9.20	915
Year 2007	1,885	$ 9.13	$ 2,332
	====	===	====
First Quarter 2008	980	$ 8.99	$ 108
Second Quarter 2008	1,005	8.51	165
Third Quarter 2008	1,005	8.51	(22)
Fourth Quarter 2008	1,005	8.51	(613)
Full Year 2008	3,995	$ 8.63	$ (362)
	=====	=====	=====
First Quarter 2009	975	$ 9.76	$ 286
Full Year 2009	975	$ 9.76	$ 286
	=====	=====	=====

We are exposed to market risk on these open contracts, to the extent of changes in market prices of natural gas and crude oil. However, the market risk exposure on these hedged contracts is generally offset by the gain or loss recognized upon the ultimate sale of the commodity that is hedged.

The preceding paragraphs contain forward-looking information concerning future production and projected gains and losses, which may be impacted both by production and by changes in future market prices of energy commodities. See "Forward-Looking Information" for further details.

(12) Income Per Share:

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

PrimeEnergy Corporation

Notes to Consolidated Financial Statements

June 30, 2007

(12) Income Per Share continued:

The following reconciles amounts reported in the financial statements:

	Six Months Ended			Six Months Ended
	June 30, 2007			June 30 , 2006
	Net Income	Number of	Per Share	Net	Number of	Per Share
		Shares	Amount	Income	Shares	Amount
Net income per
common share	$5,947,000	3,199,343	$1.86	$9,298,000	3,302,192	$2.82
Effect of dilutive
securities:
Options		753,089			755,544
	-----------	-------------	------	-----------	-------------	--------
Diluted net income
per common share	$5,947,000	3,952,432	$1.50	$9,298,000	4,057,736	$2.29
	=========	=========	====	=========	=========	=====

	Three Months Ended			Three Months Ended
	June 30, 2007			June 30, 2006
	Net Income	Number of	Per Share	Net	Number of	Per Share
		Shares	Amount	Income	Shares	Amount
Net income per
common share	$2,713,000	3,185,640	$0.85	$5,320,000	3,295,293	$1.61
Effect of dilutive
securities:
Options		753,264			757,067
	-------------	--------------	--------	-------------	--------------	--------
Diluted net income
per common share	$2,713,000	3,938,904	$0.69	$5,320,000	4,052,360	$1.31
	=========	========	=====	=========	========	=====

PrimeEnergy Corporation

June 30, 2007

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the financial statements of the Company and notes thereto. The Company's subsidiaries are defined in Note 1 of the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operations for the six month period ended June 30, 2007 was $35,092,000. The Company has the ability to supplement cash requirements with borrowings under credit agreements maintained with the Company's lenders.

Excluding the effects of significant unforeseen expenses or other income, our cash flow from operations fluctuates primarily because of variations in oil and gas production and prices or changes in working capital accounts. Our oil and gas production will vary based on actual well performance but may be curtailed due to factors beyond our control. Hurricanes in the Gulf of Mexico may shut down our production for the duration of the storm's presence in the Gulf or damage production facilities so that we cannot produce from a particular property for an extended amount of time. In addition, downstream activities on major pipelines in the Gulf of Mexico can also cause us to shut-in production for various lengths of time.

Our realized oil and gas prices vary due to world political events, supply and demand of products, product storage levels, and weather patterns. We sell the vast majority of our production at spot market prices. Accordingly, product price volatility will affect our cash flow from operations. To mitigate price volatility we sometimes lock in prices for some portion of our production through the use of financial instruments.

The Company's activities include development and exploratory drilling. The Company's strategy is to develop a balanced portfolio of drilling prospects that includes lower risk wells with a high probability of success and higher risk wells with greater economic potential.

As of June 30, 2007, the Company had net capitalized costs related to oil and gas properties of $251.90 million, including $4.64 million of undeveloped properties. Additions during the first six months of 2007 totaled $59.59 million.

We expect to continue to make significant capital expenditures over the next several years as part of our long-term growth strategy.

If our exploratory drilling results in significant new discoveries, we will have to expend additional capital in order to finance the completion, development, and potential additional opportunities generated by our success. We believe that, because of the additional reserves resulting from the successful wells and our record of reserve growth in recent years, we will be able to access sufficient additional capital through additional bank financing.

The Company has in place both a stock repurchase program and a limited partnership interest repurchase program. Spending under these programs in 2006 was $7.8 million. The Company expects to expend a similar amount in 2007.

PrimeEnergy Corporation

June 30, 2007

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The Company currently maintains two credit facilities totaling $360 million, with a combined current borrowing base of $169 million. The bank reviews the borrowing base semi-annually and, at their discretion, may decrease or propose an increase to the borrowing base relative to a redetermined estimate of proved oil and gas reserves. Our oil and gas properties are pledged as collateral for the line of credit and we are subject to certain financial covenants defined in the agreement. We are currently in compliance with these financial covenants. If we do not comply with these covenants on a continuing basis, the lenders have the right to refuse to advance additional funds under the facility and/or declare all principal and interest immediately due and payable.

It is the goal of the Company to increase its oil and gas reserves and production through the acquisition and development of oil and gas properties. The Company also continues to explore and consider opportunities to further expand its oilfield servicing revenues through additional investment in field service equipment. However, the majority of the Company's capital spending is discretionary, and the ultimate level of expenditures will be dependent on the Company's assessment of the oil and gas business environment, the number and quality of oil and gas prospects available, the market for oilfield services, and oil and gas business opportunities in general.

RESULTS OF OPERATIONS

Revenues and net income during the six and three month periods ended June 30, 2007, as compared to the same periods in 2006 reflect the increased oil and gas sales, presented below, offset by exploration costs and depreciation and depletion of oil and gas properties.

	Six months Ended			Three Months Ended
	June 30,			June 30,
	-----------------------------------------------------			-----------------------------------------------------
			Increase /			Increase /
	2007	2006	(Decrease)	2007	2006	(Decrease)

Barrels of Oil Produced	227,000	184,000	43,000	136,000	100,000	36,000
Average Price Received	$57.35	$61.64	$(4.29)	$57.83	$63.71	$(5.88)
	---------------	---------------	--------------	---------------	---------------	--------------
Oil Revenue	$13,019,000	$11,357,000	$ 1,662,000	$ 7,865,000	$ 6,371,000	$ 1,494,000
	---------------	---------------	--------------	---------------	---------------	--------------

MCF of Gas Produced	4,326,000	2,826,000	1,500,000	2,481,000	1,486,000	995,000
Average Price Received	$8.01	$7.19	$0.82	$7.85	$6.62	$1.23
	---------------	---------------	--------------	---------------	---------------	--------------
Gas Revenue	$34,653,000	$20,313,000	$ 14,340,000	$19,479,000	$ 9,840,000	$ 9,639,000
	---------------	---------------	--------------	---------------	---------------	--------------
Total Oil & Gas Revenue	$47,672,000	$31,670,000	$ 16,002,000	$27,344,000	$16,211,000	$ 11,133,000
	========	========	========	========	========	=========

PrimeEnergy Corporation

June 30, 2007

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Oil and gas prices received excluding the impact of derivatives were;

	Six months Ended			Three Months Ended
	June 30,			June 30,
	-----------------------------------------------------			-----------------------------------------------------
			Increase /			Increase /
	2007	2006	(Decrease)	2007	2006	(Decrease)

Oil Price	$ 56.06	$61.64	$ (8.58)	$55.67	$63.71	$ (8.04)
Gas Price	$ 7.12	$ 7.19	$ (.07)	$ 6.31	$ 6.62	$ (0.33)

The increase in oil production in both the three month and six month periods related to the successful results in our onshore drilling program. Gas production increased as the first production from our 2006 offshore drilling program came on line during the first and second quarter of 2007.

Lease operating expense for the six months of 2007 increased by $5,201,000 compared to 2006 reflecting the additional producing activity discussed above.

Depreciation, depletion and amortization (DD&A) expense increased to $20.6 million in 2007 compared to $7.3 million in 2006. The increase in the composite DD&A rate for all of the Company's producing fields for the three and six months ended June 30,  2007, compared to the 2006 periods, resulted primarily from an increase in the percentage of the Company's production coming from fields that have DD&A rates that are higher than the Company's recent historical composite DD&A rate, principally offshore wells drilled during 2006.  The Company currently expects its average DD&A rate to increase from the 2006 rate over the remainder of 2007, as the effects of the higher rate offshore properties have a greater impact on the Company's overall production profile.

General and administrative expenses and exploration costs remained flat in the first six months of 2007 as compared to 2006.

Field Service income and expense for the six months of 2007 increased $1,976,000 and $1,469,000, respectively, compared to 2006. These increases reflect higher utilization of equipment including recently refurbished equipment being placed in service.

PrimeEnergy Corporation

June 30, 2007

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

This Report contains forward-looking statements that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "projects" and "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and are subject to the safe harbors created thereby. These statements are not guarantees of future performance and involve risks and uncertainties and are based on a number of assumptions that could ultimately prove inaccurate and, therefore, there can be no assurance that they will prove to be accurate. Actual results and outcomes may vary materially from what is expressed or forecast in such statements due to various risks and uncertainties. These risks and uncertainties include, among other things, the possibility of drilling cost overruns and technical difficulties, volatility of oil and gas prices, competition, risks inherent in the Company's oil and gas operations, the inexact nature of interpretation of seismic and other geological and geophysical data, imprecision of reserve estimates, and the Company's ability to replace and expand oil and gas reserves. Accordingly, stockholders and potential investors are cautioned that certain events or circumstances could cause actual results to differ materially from those projected.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate risk on its line of credit, which has variable rates based upon the lenders base rate, as defined, and the London Inter-Bank Offered rate. Based on the weighted average balances outstanding during the second quarter of 2007, a hypothetical 2.5% increase in the applicable interest rates would have increased interest expense for the six months ended June 30, 2007 by approximately $1,797,000.

Derivative Instruments and Hedging Activity.

Our hedging strategy is designed to reduce the risk of price volatility for our production in the natural gas and crude oil markets. Our hedging arrangements apply to only a portion of our production and provide only partial price protection. These hedging arrangements limit the benefit to us of increases in prices, but offer protection in the event of price declines. Further, if our counterparties defaulted, this protection might be limited as we might not receive the benefits of the hedges. Please read the discussion below and Note 11 of the Notes to Consolidated Financial Statements for a more detailed discussion of our hedging arrangements.

Hedges on Production Collars.

From time to time, we enter into natural gas and crude oil collar agreements with counterparties to hedge price risk associated with a portion of our production. These cash flow hedges are not held for trading purposes. Under the collar arrangements, if the index price rises above the ceiling price, we pay the counterparty. If the index price falls below the floor price, the counterparty pays us. In the case of a three-way collar if the index price rises above the third tier price, the counterparty pays us.

PrimeEnergy Corporation

June 30, 2007

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Hedges on Production Swaps.

From time to time, we enter into natural gas and crude oil swap agreements with counterparties to hedge price risk associated with a portion of our production. These cash flow hedges are not held for trading purposes. Under the swap agreements, if the index price rises above the swap price, we pay the counterparty. If the index falls below the swap price, the counterparty pays us.

Item 4. INTERNAL CONTROLS AND PROCEDURES.

(a) Evaluation of disclosure controls and procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of the end of the period covered by this Quarterly Report on Form 10-Q. The evaluation included certain internal control areas in which we have made and are continuing to make changes to improve and enhance controls.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management is currently in the process of comprehensively documenting and further analyzing our system of internal control over financial reporting. We are in the process of designing enhanced processes and controls to address any issues identified through this review. We plan to continue this initiative as well as prepare for our first management report on internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 which may result in changes to our internal control over financial reporting.

PrimeEnergy Corporation

June 30, 2007

PART II - OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

From time to time, the Company is party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial position or results of operations of the Company.

Item 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

During the six months ended June 30, 2007, the Company purchased the following shares of common stock as treasury shares.

2007 Month	Number of Shares	Average Price Paid per share	Maximum Number of Shares that May Yet Be Purchased Under The Plan (1)
January	40	$ 57.29	365,854
February	2,986	54.65	362,868
March	19,478	55.64	343,390
April	3,000	56.10	340,390
May	8,000	56.96	332,390
June	10,000	57.15	322,390
Total/Average	43,504	$56.59

(1) In December 1993, we announced that our board of directors authorized a stock repurchase program whereby we may purchase outstanding shares of our common stock from time-to-time, in open market transactions or negotiated sales. A total of 2,400,000 shares have been authorized, to date, under this program. On November 10, 2006, the board of Directors authorized the Company to purchase up to an additional 300,000 shares of its Common Stock. Through June 30, 2007 a total of 2,377,610 under this program for $27,082,656 at an average price of $11.39 per share. Additional purchases of shares may occur as market conditions warrant. We expect future purchases will be funded with internally generated cash flow or from working capital.

Item 3. DEFAULTS UPON SENIOR SECURITIES

None

PrimeEnergy Corporation

June 30, 2007

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Annual Meeting of Stockholders of the Company was held on June 7, 2007. The only matter submitted to the stockholders was the election of eight Directors (named below), nominated by management, all of whom were currently serving as Directors. Proxies were solicited pursuant to Regulation 14A under the Securities Act of 1934, definitive copies of which were filed with the Commission. There was no solicitation in opposition to management's nominees, and all of the Directors nominated for the re-election were elected. The number of shares of the Company's common stock voted at the Annual Meeting was 3,194,731. Those persons nominated and elected as Directors, and the number of shares voting for or withheld for each, is shown below. There were no abstentions or broker non-votes.

	For	Withheld
Beverly A. Cummings	2,251,436	115,138
Charles E. Drimal, Jr.	2,250,966	115,608
Matthias Eckenstein	2,356,082	10,492
H. Gifford Fong	2,355,986	10,588
Thomas S. T. Gimbel	2,355,966	10,608
Clint Hurt	2,356,109	10,465
Jan K. Smeets	2,268,590	97,984

Item 5. OTHER INFORMATION

None

Item 6. EXHIBITS AND REPORTS ON FORM 8K

No reports on form 8K were filed by the Company during the six months ended June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PrimeEnergy Corporation
(Registrant)

August 9, 2007	/s/ Charles E. Drimal, Jr.
(Date)	------------------------------
Charles E. Drimal, Jr.
President
Principal Executive Officer

August 9, 2007	/s/ Beverly A. Cummings
(Date)	-------------------------------
Beverly A. Cummings
Executive Vice President
Principal Financial and Accounting Officer